EXHIBIT 99.1

News Release dated April 29, 2014, Suncor Energy shareholders approve all resolutions at Annual General Meeting

News Release

FOR IMMEDIATE RELEASE

Suncor Energy shareholders approve all resolutions at Annual General Meeting

Edmonton, Alberta (April 29, 2014) – Suncor Energy held its Annual General Meeting in Edmonton today. A total of approximately 985 million shares (approximately 66.95% of outstanding common shares) were represented in person or by proxy.

During the regular business proceedings at the meeting, shareholders approved the following resolutions:

1.            The appointment of 13 board members (12 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Mel E. Benson	96.89%
Dominic D’Alessandro	99.41%
W. Douglas Ford	96.05%
John Gass	99.78%
Paul Haseldonckx	99.28%
John R. Huff	95.97%
Jacques Lamarre	99.61%
Maureen McCaw	97.20%
Michael W. O’Brien	99.33%
James W. Simpson	97.18%
Eira M. Thomas	97.34%
Steven W. Williams	99.74%
Michael M. Wilson	99.78%

2.            The appointment of PricewaterhouseCoopers LLP as Suncor’s auditors.

3.            Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular, with 93.53% of shares represented at the meeting voting in favour of the advisory resolution.

Note: The biographies of Board members and further details about Suncor’s corporate governance practices are available on suncor.com.

The text of remarks by Steve Williams, president and chief executive officer, and Steve Reynish, interim chief financial officer, are available in the newsroom section of suncor.com. An archive of the video webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com